# Overview of Common Tax Forms

## Tax forms you receive from Dodge & Cox Funds:

**FORM 1099-DIV**
Report that shows ordinary dividends and capital gain distributions that you received in your taxable Fund account(s) during the year.

**FORM 1099-B**
*(if you sold or exchanged shares)*
Report that shows proceeds from the sale or exchange of Fund shares that you received during the year.

**AVERAGE COST ACCOUNTING STATEMENT**
*(if available)*
Report that shows your sale of Fund shares during the year and the capital gain or loss, calculated using the Average Cost method, for each sale.

## Tax forms you file with the IRS:

**FORM 1040**
U.S. income tax return required to be filed by individuals.

**SCHEDULE B (FORM 1040)**
Use this tax form to report interest and ordinary dividends.

**SCHEDULE D (FORM 1040)**
Use this tax form to report capital gains and losses.

DODGE & COX FUNDS



January 2009

# 2008 Tax Guide

**A REFERENCE TOOL**
**FOR YOUR 2008 TAX FORMS**

We understand that preparing and filing your tax return can be a difficult task. To make your 2008 tax preparation easier, this guide is designed to assist your reporting of ordinary dividends, capital gain distributions and sales of Dodge & Cox Funds (Fund) shares. Contained in the guide are examples, explanations and illustrations from Internal Revenue Service (IRS) tax forms.

Enclosed are the *applicable* 2008 tax forms for your investments in the Dodge & Cox Funds, including Form 1099-DIV, Form 1099-B and Average Cost Accounting Statement. Additional information, including 2008 transaction detail and total shares owned at year end, can be found in the December 31, 2008 account statement that you received earlier this month. Please note that we report all dividend and redemption information, as required, to the IRS.

We hope that this information will help you prepare your federal and state income tax returns. However, it is not intended to be a complete discussion covering all of your tax requirements. If you have questions about completing your tax return, you should consult with your personal tax advisor or refer to the IRS (www.irs.gov) and state instructions for preparing income tax returns. Additional tax information and secure online access to your account statements and tax forms can be obtained via the Funds' web site at www.dodgeandcox.com. If you have any questions concerning your account, please call a Customer Service Representative at 1-800-621-3979.

## FORM 1099-DIV

**A Total Ordinary Dividends (Box 1a)**
Shows total dividends and short-term capital gain distributions paid to you.

**B Qualified Dividends (Box 1b)**
Shows the portion of the amount in Box 1a that is eligible for reduced tax rates.

**C Total Capital Gain Distributions (Box 2a)**
Shows total long-term capital gain distributions paid to you.

**D Foreign Tax Paid (Box 6)**
Shows the foreign tax that you may be able to claim as a credit or deduction. Applies only if you owned the Dodge & Cox Global Stock Fund and/or the Dodge & Cox International Stock Fund.

Corrected (if checked) ☐ (OMB No. 1545-0110)

**FORM 1099-DIV • DIVIDENDS AND DISTRIBUTIONS • 2008**

| A (1a) Total ordinary dividends | B (1b) Qualified dividends | C (2a) Total capital gain distributions | (2b) Unrecap. sec. 1250 gain | (2d) Collectibles (28%) gain | (3) Nondividend distributions | **(4) Federal income tax withheld** | D (6) Foreign tax paid |
|---|---|---|---|---|---|---|---|
| Fund: DODGE & COX INTERNATIONAL STOCK FUND | | Account Number: 1048-00123456789 | | | | PAYER'S Fed. ID no.: 94-3390852 | |
| 1,300.00 | 1,100.00 | 1,800.00 | | | | | 130.00 |

Form **1099-DIV** For accounts with foreign tax paid there are various countries of origin.

Ordinary dividends and capital gain distributions paid to you during 2008 are listed in the enclosed **Form 1099-DIV**. You must report all dividends and distributions to the IRS whether you received them in cash or reinvested them in Fund shares. ***Each*** Fund's name (not the name of the mutual fund family) and ordinary dividend amount must be reported on your federal and state income tax returns. Failure to report dividends and distributions on your returns may result in penalties, interest and tax withholding from future dividends, distributions and redemptions. *(Dividends and capital gains received in an IRA are **not** included on Form 1099-DIV, since income received in an IRA is not taxable as long as it remains in the IRA.)*

### ORDINARY DIVIDENDS

Ordinary dividends paid to you are reported in **Box 1a** of your **Form 1099-DIV**. For income tax purposes, short-term capital gain distributions are treated as ordinary income and have been included in the total in **Box 1a**. Ordinary dividends are generally reported on **Line 5** of **Schedule B (Form 1040)**, and on **Line 9a** of **Form 1040** (and Form 1040A).

### QUALIFIED DIVIDENDS

The portion of the amount in **Box 1a** that is attributable to qualified dividends is shown in **Box 1b** of your **Form 1099-DIV**. Qualified dividend income is eligible for a lower federal tax rate than other ordinary income. Refer to the IRS instructions for **Line 9b** of **Form 1040** (and Form 1040A) for information about reporting qualified dividends.

### CAPITAL GAIN DISTRIBUTIONS

Long-term capital gain distributions paid to you are reported in **Box 2a** of your **Form 1099-DIV**, and generally must be reported on **Line 13** of **Schedule D (Form 1040)**. *[Note: If you do not have to file Schedule D (Form 1040), your capital gain distributions should be reported on Line 13 of Form 1040, or on Line 10 of Form 1040A.]* Capital gains are also generally taxable for state income tax purposes. You should consult your state's tax regulations or your tax advisor for specific requirements on reporting capital gains on your state income tax return.

### FOREIGN TAX PAID

Dividends paid by the Dodge & Cox Global Stock Fund and the Dodge & Cox International Stock Fund include pass through of foreign taxes paid, which are reported in **Box 6** of your **Form 1099-DIV**. Additional instructions for reporting foreign taxes paid appear on page 5.

## FORM 1099-B *(If you sold or exchanged shares)*

**E Date of Sale or Exchange (Box 1a)**
Shows the trade date of each sale or exchange transaction of Fund shares.

**F Gross Proceeds from Stocks, Bonds, etc. (Box 2)**
Shows the aggregate proceeds you received from each sale or exchange transaction of Fund shares.

**G Shares this Transaction (Box 7)**
Shows the number of Fund shares you sold in each sale or exchange transaction.

Corrected (if checked) ☐ (OMB No. 1545-0715)

**FORM 1099-B • PROCEEDS FROM BROKER & BARTER EXCHANGE TRANSACTIONS • 2008**

| E (1a) Date of sale or exchange | F (2) Gross proceeds from stocks, bonds, etc.(*) | **(4) Federal income tax withheld** | (7) Description Transaction | Share price | G Shares this transaction(*) |
|---|---|---|---|---|---|
| Fund: DODGE & COX INTERNATIONAL STOCK FUND | | Account Number: 1048-00123456789 | PAYER'S Fed. ID no.: 94-3390852 | (1b) CUSIP no.: 256206103 | |
| XX/XX/08 | 1,200.00* | 0.00 | REDEMPTION | 30.00 | 40.000 |

If you sold or exchanged shares of a Dodge & Cox Fund during 2008, **Form 1099-B** is enclosed, which reports the gross proceeds from each sale or exchange you made during the year. Any sale or exchange of Fund shares should be reported on **Schedule D (Form 1040)** of your federal income tax return and should include the appropriate cost basis of shares sold or exchanged. Capital gains are also generally reported on your state income tax return. ***Each*** Fund's name (not the name of the mutual fund family) and sale proceeds must be reported on your tax return. Information about determining the cost basis of shares sold appears on page 5.

## FORM 1040

Form **1040** Department of the Treasury—Internal Revenue Service
**U.S. Individual Income Tax Return 2008** (99) IRS Use Only—Do not write or staple in this space.

For the year Jan. 1–Dec. 31, 2008, or other tax year beginning , 2008, ending , 20 OMB No. 1545-0074

Label — Your first name and initial — Last name

**Income**

Attach Form(s) W-2 here. Also attach Forms W-2G and 1099-R if tax was withheld.

| | | | |
|---|---|---|---|
| 7 | Wages, salaries, tips, etc. Attach Form(s) W-2 | | 7 |
| 8a | Taxable interest. Attach Schedule B if required | | 8a |
| b | Tax-exempt interest. Do not include on line 8a | 8b | |
| 9a | Ordinary dividends. Attach Schedule B if required | | 9a 1,300 00 |
| b | Qualified dividends (see page 21) | 9b 1,100 00 | |
| 10 | Taxable refunds, credits, or offsets of state and local income taxes (see page 22) | | 10 |
| 11 | Alimony received | | |

Form 1040 (2008) Page 2

**Tax and Credits**

| | | | |
|---|---|---|---|
| 38 | Amount from line 37 (adjusted gross income) | | 38 |
| 39a | Check if: You were born before January 2, 1944, Blind. Spouse was born before January 2, 1944, Blind. Total boxes checked ▶ 39a | | |
| 45 | | | 45 |
| 46 | Add lines 44 and 45 | | 46 |
| 47 | Foreign tax credit. Attach Form 1116 if required | 47 130 00 | |
| 48 | Credit for child and dependent care expenses. Attach Form 2441 | 48 | |
| 49 | Credit for the elderly or the disabled. Attach Schedule R | 49 | |

## SCHEDULE B (FORM 1040)

Schedules A&B (Form 1040) 2008 OMB No. 1545-0074 Page 2

Name(s) shown on Form 1040. Do not enter name and social security number if shown on other side. Your social security number

**Schedule B—Interest and Ordinary Dividends** Attachment Sequence No. 08

Part I — 1 List name of payer. If any interest is from a seller-financed mortgage and the buyer used the property as a personal residence...

... and on Form 1040, line 8a ▶ 4

Note. If line 4 is over $1,500, you must complete Part III.

**Part II Ordinary Dividends** (See page B-1 and the ...)

| | | Amount |
|---|---|---|
| 5 | List name of payer ▶ | |
| | Dodge & Cox International Stock Fund | 1,300 00 |

## SCHEDULE D (FORM 1040)

**SCHEDULE D (Form 1040)** Department of the Treasury Internal Revenue Service (99)

**Capital Gains and Losses**

▶ Attach to Form 1040 or Form 1040NR. ▶ See Instructions for Schedule D (Form 1040).
▶ Use Schedule D-1 to list additional transactions for lines 1 and 8.

OMB No. 1545-0074 **2008** Attachment Sequence No. **12**

Name(s) shown on return

... lines 1 through 6 in column (f) ... 7

**Part II Long-Term Capital Gains and Losses—Assets Held More Than One Year**

| | (a) Description of property (Example: 100 sh. XYZ Co.) | (b) Date acquired (Mo., day, yr.) | (c) Date sold (Mo., day, yr.) | (d) Sales price (see page D-7 of the instructions) | (e) Cost or other basis (see page D-7 of the instructions) | (f) Gain or (loss) Subtract (e) from (d) |
|---|---|---|---|---|---|---|
| 8 | 40.0 sh. Dodge & Cox International Stock Fund | various | XX/XX/08 | 1,200 00 | 1,500 00 | (300 00) |

| | | | |
|---|---|---|---|
| | | 12 | |
| 13 | Capital gain distributions. See page D-2 of the instructions | 13 | 1,800 00 |
| 14 | Long-term capital loss carryover. Enter the amount, if any, from line 13 of your Capital Loss Carryover Worksheet on page D-7 of the instructions | | |
| 15 | Net long-term ... | | |

## REPORTING OF FOREIGN TAXES PAID: DODGE & COX GLOBAL STOCK FUND AND DODGE & COX INTERNATIONAL STOCK FUND

This section contains information on foreign taxes paid that you may need to complete your federal and state income tax returns, if you owned the Dodge & Cox Global Stock Fund (the "Global Stock Fund") and/or the Dodge & Cox International Stock Fund (the "International Stock Fund").

In December 2008, the Global Stock Fund and International Stock Fund each paid dividends that included income received from foreign investments. These Funds elected to pass through to their shareholders the foreign taxes paid on dividend income. You may be able to claim a credit or an itemized deduction on your federal tax return for the amount of tax paid to foreign countries. Taking a credit is usually to your benefit, but to qualify, you must have held your shares in the Fund for at least 16 days during the period from December 5, 2008 through January 5, 2009. You should consult with your tax advisor to determine whether the credit or deduction for foreign taxes paid is more appropriate for your tax situation.

### FOREIGN TAX CREDIT

***Simplified Method*** – If the amount of your foreign taxes paid from all sources is $300 or less ($600 if filing a joint return), you may be eligible to claim a foreign tax credit on **Line 47** of **Form 1040** without filing Form 1116 (not shown).

***Standard Method*** – If you choose to claim a foreign tax credit and are required to file Form 1116, you must report foreign taxes paid on Part II, columns (o) and (s) of Form 1116. In addition, you must report (on Line 1a of Form 1116) gross income from foreign sources. To calculate gross income from foreign sources, multiply your ordinary income from **Box 1a** of your **Form 1099-DIV** by **56.8%** for the Global Stock Fund and by **95.4%** for the International Stock Fund. Beginning in 2007, you are no longer required to report foreign income received from a mutual fund on a country-by-country basis.

### FOREIGN TAX DEDUCTION

To claim foreign taxes paid as an itemized deduction, report the amount from **Box 6** of your **Form 1099-DIV** on Line 8 of Schedule A (Form 1040) (not shown). You are not required to complete Form 1116.

## AVERAGE COST ACCOUNTING STATEMENT *(If you sold shares)*

**H** Average Cost Basis
Shows the cost basis of the Fund shares you sold, calculated using the Average Cost method.

**I** Gain (Loss)
Shows the capital gain or loss you realized on Fund shares sold, calculated using the Average Cost method.

**AVERAGE COST ACCOUNTING STATEMENT**

| Account number | Trade date | Number of shares redeemed | Redemption price | Redemption proceeds | Average cost basis (H) | Gain (loss) (I) | Holding period |
|---|---|---|---|---|---|---|---|
| Fund: DODGE & COX INTERNATIONAL STOCK FUND | | | | | | | |
| 1048-00123456789 | XX/XX/08 | 40.000 | 30.00 | 1,200.00 | 1,500.00 | (300.00) | Long |

### COST BASIS

If you sold Fund shares during the year and your account is eligible, an Average Cost Accounting Statement is enclosed. This statement uses the Average Basis-Single Category (Average Cost) method to calculate the cost basis of Fund shares sold and your capital gain or loss for each sale transaction.

Even though we use the Average Cost method to calculate the capital gain or loss on your sale(s) of Fund shares, it is only one of several methods authorized by the IRS, each of which can result in different amounts of gain or loss. You generally must use the same method for all of your shares in a Fund, even if the shares are held in different accounts. Once a method is selected for a Fund, you cannot change to another method without IRS approval. You may wish to consult your tax advisor before determining which method to select for tax reporting purposes.

To calculate your cost basis using the Average Cost method, we divide the cost of shares (including reinvested dividends and distributions) in your account at the time of redemption, by the number of shares in the account at that time. The cost basis of shares sold is then determined by multiplying the cost basis per share by the number of shares sold.

If you received an Average Cost Accounting Statement that shows a loss on a December sale, some or all of that loss may be disallowed due to wash sale rules if you purchased additional shares in January 2009. If that is the case, a revised Average Cost Accounting Statement will be sent to you in mid-to-late February.

www.dodgeandcox.com

## SELECTED STATE TAX INFORMATION

### INTEREST INCOME FROM U.S. GOVERNMENT OBLIGATIONS

Depending on your state's personal income tax laws, you may be entitled to declare a portion of your ordinary dividends (**Box 1a** of **Form 1099-DIV**) as tax-exempt income on your state personal income tax return. However, some states do not allow the pass through of this income unless the percentage of U.S. government obligations held by the Fund exceeds certain thresholds or unless other requirements are met. You should consult your state's tax regulations or your tax advisor to determine the availability of exemptions.

*The following table shows the percentages of total ordinary dividends that were attributable to interest on direct U.S. government obligations:*

| | % of Income Attributable to Direct U.S. Government Obligations |
|---|---|
| Dodge & Cox Stock Fund | 0.0% |
| Dodge & Cox Global Stock Fund | 0.0% |
| Dodge & Cox International Stock Fund | 0.0% |
| Dodge & Cox Balanced Fund | 0.4% |
| Dodge & Cox Income Fund | 3.7% |

## SUPPLEMENTAL TAX INFORMATION

Supplemental tax information is available on the Funds' web site at **www.dodgeandcox.com.**

*Within **Tax Information** important details include:*

- Year-end and quarterly distribution information
- Tax-related literature
- Tax mailing schedule
- Frequently asked tax questions

*Within **Account Access** you can:*

- Download your account statements
- Download your tax forms including 1099-DIV, 1099-B and Average Cost Accounting Statement
- Order duplicate tax forms
- Access electronic tax information

*TurboTax®*

Account Access users have the ability to import tax information on your Dodge & Cox Funds accounts into TurboTax®.

An investor should carefully consider a Fund's investment objectives, risks, charges and expenses carefully before investing. This and other important information on Dodge & Cox Funds can be found in the prospectus. To obtain a prospectus, please call 1-800-621-3979, or visit www.dodgeandcox.com. Please read the prospectus carefully before investing.

Ordinary dividends and capital gain distributions fluctuate and are subject to change. Dividends and distributions represent past performance and there is no guarantee they will continue to be paid.

Dodge & Cox Funds are not in the business of providing tax or legal advice to taxpayers. These materials and any tax-related statements are not intended or written to be used, and cannot be used or relied upon, by any such taxpayer for the purpose of avoiding tax penalties. Tax-related statements, if any, may have been written in connection with the "promotion or marketing" of the transaction(s) or matter(s) addressed by these materials, to the extent allowed by applicable law. Any such taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.